Ballard Power Systems Inc.

News Release

Ballard Announces Multi-Year Fuel Cell Supply Agreement With Plug Power For Forklift Market

For Immediate Release – October 8, 2014

VANCOUVER, BRITISH COLUMBIA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced that it has signed a long term supply agreement with Plug Power Inc. to provide fuel cell stacks for use in GenDrive® systems deployed in forklift trucks. The new supply agreement replaces an existing agreement and creates the opportunity for Ballard to remain in a leading supply position for fuel cell stacks in Plug Power’s GenDrive® systems. The new agreement is effective immediately and runs to the end of 2017, with the provision for two 1-year extensions.

This new supply agreement encompasses the same Ballard fuel cell stack products that the Company has been providing to Plug Power in past years: FCgenTM-1020ACS air-cooled stacks used in GenDrive® systems to power Class 3 pallet jacks; and FCvelocityTM-9SSL liquid-cooled stacks used in systems to power Class 2 reach trucks and Class 1 counterbalanced lift trucks.

Steve Karaffa, Ballard’s Chief Commercial Officer said, “We are very pleased to conclude this important supply agreement with Plug Power, which will ensure the continuation of the longstanding partnership between the two companies in support of accelerating growth in a key fuel cell market.”

Keith Schmid, Plug Power’s Chief Operating Officer added, “We are certainly pleased to have this agreement in-place, providing certainty of fuel cell stack supply as we focus on fulfilling customer orders and closing significant additional opportunities in our sales pipeline.”

Plug Power has driven accelerating growth in material handling, evidenced by new and repeat orders from end-customers like Walmart, P&G, Sysco, CVS Pharmacy, Kroger and Mercedes-Benz. These orders generated significant growth in Plug Power system shipments and revenue through the first half of 2014, along with 177% year-on-year growth in Ballard fuel cell stack revenue from material handling.

A healthy rate of growth in market demand is expected to continue and, in combination with orders for multi-year deployments already received from such customers as Walmart, Plug Power anticipates an increase in its order book for products and services to $150 million at the end of 2014, a threefold increase from the prior year.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated supply relationships, market demand and growth. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.
These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com